Exhibit 99.1

2018 Earnings Release

Disclaimer This presentation was prepared and circulated to release the informations regarding the company’s business performance to shareholders and investors prior to the completion of auditing for the period of the year 2018. As figures in this presentation are based on unaudited financial statements, certain contents may be subject to modification in the course of auditing process. This presentation contains certain forward-looking statements relating to the business, financial performance and results of the company and/or the industry in which it operates. The forward-looking statements set forth herein concern future circumstances and results and other statements that not historical facts, and are solely opinions and forecasts which are uncertain and subject to risks. Therefore, the recipients of this presentation shall be aware of that the forward-looking statements set forth herein may not correspond to the actual business performance of the company due to changes and risks in business environments and conditions. The sole purpose of this presentation is to assist persons in deciding whether they wish to proceed with certain investments to the company. The company does not make any representation or warranty, expressly or impliedly, as to the accuracy and completeness of this presentation or of the information contained herein and shall not have any liability for the informations contained in this presentation.

Contents Parent Performance 4 Consolidated Performance 6 Subsidiary Performance 8 Mid-term Strategy 10 2019 Business Plan 12 [Appendix] 13· Global/Domestic Demand· Raw Materials Outlook· Annual Earnings Trend· Aggregated Earnings by Segment

Parent Performance (Production/Sales) Production World and sales Premium(WP) volume increased and domestic on revamp sales of ratio Pohang jumped BF#3 in 2017, (thousand tons, thousand KRW/ton) 2016 2017 2018 YoY Crude Steel Production 37,496 37,206 37,738 +532 Product Production 35,940 35,210 35,989 +779 STS 1,971 2,028 2,033 +5 Product Sales 35,875 34,709 35,588 +879 STS 1,964 1,997 2,001 +4 Carbon Steel ASP 566 691 733 +42 WP Sales Ratio(%) 47.3 53.4 55.1 +1.7%p Export Ratio(%) 49.4 46.0 42.5 -3.5%p Product Inventory 1,045 1,323 1,500 +177 [YoY Analysis] â—‹ Crude steel and product production volume went up on revamping of Pohang BF#3 · Products : HR +337k tons, CR +272k tons, Plate + 257k tons â—‹ Product sales volume increased · HR (+498k tons), Plate (+185k tons) â—‹ Average product selling price lifted · Carbon steel (+42k KRW/ton) · Stainless steel (+30k KRW/ton) â—‹ WP sales volume and domestic sales ratio increased · WP sales : ‘17) 17,333 â†’ ‘18) 18,377k tons (+6%p) · Domestic ratio : ’17) 54.0 â†’ ‘18) 57.5% (+3.5%p) 2018 Earnings Release â”, January 30, 2019

Parent Performance (P/L) Operating Steel prices profit were recorded lifted on highest positive after market 2011 trend, (4.3tn KRW) (billion KRW) 2016 2017 2018 YoY Revenue 24,325 28,554 30,659 +2,105 Cost of Goods Sold 19,904 23,833 25,728 +1,895 Gross Profit 4,421 4,721 4,931 +210 (Gross Margin) (18.2%) (16.5%) (16.1%) SG&A 1,786 1,819 1,122 -697 Operating Profit 2,635 2,902 3,809 +907 (Operating Margin) (10.8%) (10.2%) (12.4%) Non-Operating Profit -446 452 -1,575 -2,027 Net Profit 1,785 2,546 1,073 -1,473 (Net Margin) (7.3%) (8.9%) (3.5%) [YoY Analysis] â—‹ Operating profit improved by 907 billion KRW supported by increased product price and growth of production and shipment in volume Sales price +907 Production +1,571 Cost increase, etc. /Sales -791 ’18 +127 3,809 â—‹ Impairment losses on assets affected net profit (-1,473 bn KRW) · Operating profit (+907 bn KRW) · R&D and other tangible assets impairment (-911 bn KRW) · Impairment losses on affiliate stocks (-784 bn KRW) · Decrease of gain from selling available-for-sale securities (-422 bn KRW) · Increase of corporate income tax, etc. (-263 bn KRW) [Financial Structure] 17.4% 19.6% 16.9% Liabilities Ratio Net Debt -109 -2,255 -3,013 bn KRW ‘16 ’17 ‘18

Consolidated Performance (P/L)

Consolidated operating profit marked 5.5tn KRW, highest in 8 years after 2010(5.6tn KRW)

(billion KRW)

	2016	2017	2018	YoY
Revenue	53,084	60,655	64,978	+4,323
Gross Profit	6,690	8,356	7,972	-384
(Gross Margin)	(12.6%)	(13.8%)	(12.3%)	
SG&A	3,845	3,734	2,430	-1,304
Operating Profit	2,844	4,622	5,543	+921
(Operating Margin)	(5.4%)	(7.6%)	(8.5%)	
Non-Operating Profit	-541	-341	-1,554	-1,213
Share of Profit(Loss) of Equity-accounted Investees	-89	11	113	+102
Finance Income and Costs	-782	-112	-538	-426
Foreign Currency Transaction & Translation Gain(Loss)	-142	170	-204	-374
Net Profit	1,048	2,974	1,892	-1,082
(Net Margin)	(2.0%)	(4.9%)	(2.9%)	
Profit Attributable to Owners of the Controlling Company	1,363	2,790	1,691	-1,099

[YoY Analysis]

○ Operating profit jumped 20% on earnings growth of POSCO and subsidiaries

- Steel (+908) : POSCO +907, PT.KP +186 bn KRW
- Non-steel (+47) : Daewoo +33, E&C +57 bn KRW

※ Aggregation of profit by segment

(billion KRW)		2017	2018	YoY
Steel		3,605	4,513	+908
	POSCO	2,902	3,809	+907
	Overseas Steel	476	485	+9
Non-steel		1,093	1,140	+47

○ Net profit dropped from impairment losses on assets

- Operating profit (+921 billion KRW)
- Impairment losses on assets (-1,142 billion KRW)
- Decrease of gain on selling available-for-sale securities (-426 billion KRW)
- Increase of income tax, etc. (-435 billion KRW)

6

2018 Earnings Release | January 30, 2019

Consolidated Performance (B/S)

Cash balance increased on largely improved earnings, Financial structure strengthened by debt repayment

(billion KRW)

	2016	2017	2018	YoY	Remarks
Current Assets	29,304	31,127	**33,651**	+2,524	
Cash Balance*	7,623	9,595	**10,678**	+1,083	· Operating profit improved, Bonds issued by POSCO
(Parent-based Cash Balance)	4,252	6,157	7,284	+1,127	
Accounts Receivable	9,787	8,951	**9,283**	+332	
Inventories	9,052	9,951	**11,500**	+1,549	· Inventory of POSCO & PT.KP increased due to production expansion, cost rise
Current Ratio(%)	154.9	164.3	**177.7**	+13.4%p	
Non-Current Assets	50,459	47,898	**44,597**	-3,301	
Other Long-term financial assets**	3,421	2,791	**2,578**	-213	
PP&E	33,770	31,884	**30,018**	-1,866	· Depreciation -2.9tn KRW, Facility investment, etc. 1tn KRW
Total Assets	79,763	79,025	**78,248**	-777	
Liabilities	33,925	31,561	**31,489**	-72	· Debt repayment(-854), Accounts payable(+558), Income tax payable (+433), etc.
Current Liabilities	18,915	18,946	**18,938**	-8	
Non-Current Liabilities	15,009	12,615	**12,551**	-64	
Interest-bearing Debt	22,705	21,064	**20,209**	-855	· Net debt 9.5tn KRW
(Parent-based Debt)	4,143	3,901	4,271	+370	
Liabilities Ratio(%)	74.0	66.5	**67.3**	+0.8%p	
Equity	45,838	47,464	**46,760**	-704	· Hybrid bond repayment -1.16tn KRW
Owners of the Controlling Company	42,373	43,733	**43,371**	-362	

* Cash Balance : Cash and cash equivalents, Short-term financial instruments, Short-term trading securities, Short-term securities, Current portion of held-to-maturity securities
** Includes other receivables

7

2018 Earnings Release | January 30, 2019

Domestic Subsidiaries (Parent-based) · Trading segment earnings strengthened contributed by positive steel market (billion KRW) 385 353 304 [Operating Profit] [Net Profit] 124 150 98 2016 2017 2018 · Operating of LNG and profit off-gas slipped power due generation, to price increase turned for net fuel loss by recognizing impairment of fuel cell business - LNG(KRW/kg) : ’17) 661â†’’18) 758, Off-gas fuel(KRW/Mcal) : ’17) 21.6â†’’18) 25.7 141 66 70 24 (billion KRW) -89 [Operating Profit] -135 [Net Profit] 2016 2017 2018 · Earnings improved on housing building segment - Housing building division OP : ‘17) 279 â†’ ‘18) 317bn KRW (+38bn KRW) (billion KRW) 341 284 150 [Operating Profit] 62 [Net Profit] -181 -763 2016 2017 2018 · Operating profit rose by strong anode materials sales - Anode material sales : ’17) 6,802 â†’ ’18) 15,915 tons (+9,113 tons) (billion KRW) 102 101 79 73 79 [Operating Profit] 60 [Net Profit] 2016 2017 2018

Overseas Subsidiaries (Parent-based) · Achieved strongest performance since operation started in 2014 backed by growth of high-priced plate sales and price increase, also turned net profit - Plate sales : ‘17) 976k â†’ ‘18) 1,154k tons (+178k182 tons) [Operating Profit] 28 [Net Profit] 13 (million USD) -62 -182 -127 2016 2017 2018 · Operating loss narrowed on H-beam market recovery - H-beam price increased by 17.4% on AD tariffs on Chinese product - H-beam sales : ‘17) 411k â†’ ‘18) 475k tons (+64k tons) (million USD) -22 [Operating Profit] -31 -47 [Net Profit] -49 -49 -65 2016 2017 2018 · Operating profit down due to worsened mill margin affected by negative market environment - LME Ni : U$13.1k (+2.7k yoy) (million USD) 92 114 78 94 [Operating Profit] [Net Profit] 12 12 2016 2017 2018 · Highest profit since 2015 supported by bullish domestic market, Net profit down from f/x-related losses - Sales volume : ‘17) 1,698kâ†’ ‘18) 1,781k (+83k tons) - Exchange rate(INR/U$) : ‘17) 64.1 â†’ ‘18) 69.9 (million USD) 91 111 [Operating Profit] 90 32 41 [Net Profit] -11 2016 2017 2018

Mid-term Business Strategy

Fortify leadership in steel, Strengthen competitiveness of non-steel, Foster new growth businesses

Steel

Expand premium product sales/Effectively respond to trade protectionism

- [Premium] Optimize mass production of high-value added products incl. World First/World Best products
- [Market] Prepare for trade issues & improve strength of overseas steel subsidiaries
- [Low Cost] Technology development to secure cost competitiveness

Non Steel

Innovate business and profitability models to reinforce core competence

- [Trading] Improve business models & Project developing capability
- [E&C] Promote smart Construction & Focus on core product/country
- [Energy] Improve capabilities of E&P and profitability-based power generation

New Growth

Re-establish business structure/intensively pursue energy material business

- [Secondary battery materials] Boost competence, maximize synergy from integration

Larger contribution of non-steel and new growth businesses



(Based on simple aggregation of revenue)
'18
49%
50%
1%
103 tn KRW
'21
44%
53%
3%
123 tn KRW
Steel
Non-steel
New Growth

Consolidated Revenue



(trillion KRW)
65
78
'18
'21

Financial Structure



67
65
Liabilities Ratio(%)
Debt/EBITDA
2.5
2.6
'18
'21

10

2018 Earnings Release | January 30, 2019

New Growth Business – Energy Materials

Strengthen secondary battery business and maximize synergy between cathode and anode materials through business integration

Secondary battery material business aimed to achieve 2 trillion KRW revenue in 2021

[Lithium/Graphite] Stronger competitiveness in producing battery materials

[Lithium] Optimize operation technology, 65k ton capacity

[Cathode Material]

- Argentine saltlake (Galaxy)
  - Acquired mining right ('18.8)
    → 25k ton capacity
- JV with Pilbara, Australia
  - Lithium spodumene purchase 315k tons
    → 40k ton capacity

Brine



Spodumene



Li 65k tons



[Graphite] Promote stable sourcing of natural/artificial graphite by raising self-sufficiency

- Natural graphite
  - Stable sourcing of raw materials from overseas
- Artificial graphite
  - Technology development
  - Needlecoke investment (Pohang #2 Factory)

[Anode Material]



[Cathode/Anode] Business integration & Scale-up

[POSCO Chemtech-ESM] Improve efficiency and responsiveness to customers by integrating marketing, production and R&D

[Battery Materials]

Anode　　Cathode



- Anode material
  - Natural graphite : Expansion of Sejong Line #2
    ▶ '18) 24k → '21) 74k tons
  - Artificial graphite : Commercialization ('21)
- Cathode material
  - Facility expansion in Gwangyang
  - JV w/ China's Huayou Cobalt
  - JV w/ Samsung SDI in Chile
    ▶ '18) 10k → '21) 63k tons



Battery



Electric Vehicle

※ Source : Naver (Battery-Volkswagen, EV-Kia Soul)

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2018 Earnings Release | January 30, 2019

2019 Business Plan (trillion KRW, million tons) Business Plan 2018 2019 Revenue 30.7 30.1 Crude Steel Production 37.7 37.5 Parent Product Sales 35.6 35.7 Capex 2.61) 5.42) Debt 4.3 4.5 Revenue 65.0 66.3 Consolidated Capex 2.71) 6.12) Debt 20.2 20.1 1) 90% on parent and 64% on consolidated of 2018 planned capex were actually executed,2) Includes reserve of 1 trillion KRW

[Appendix] Global Steel Demand

Chinese Steel Market

"Weak pricing continues due to relaxed supply reduction coupled with demand slowing down"

- ✓ Economic growth slows and demand industries are weak
  - Economic growth rate in '18 down to 6.6%, car production reduced by 4.2%
- ✓ Eased environment control to stimulate depressed economy resulted in less than expected production cut volume, but export remained low (-4.2% in '18) despite supply increase
- ✓ Price is expected to bottom out from '18 end by re-stocking demand and rebound after Chinese Spring Festival

[Chinese Steel Price / Export]



HR Domestic Price
(U$/ton)
651
660
627
625
665
662
632
637
635
615
562
559
558
Steel Export
(million tons)
4.7
4.8
5.7
6.5
6.9
6.9
5.9
5.9
6.0
5.5
5.3
5.6
'18.1
2
3
4
5
6
7
8
9
10
11
12
'19.1

* Bloomberg(2019.1), CISA(2019.1)

Demand by Region

"Global demand expected to grow moderately in 2019 on solid emerging market"

- ✓ Chinese demand in '19 will remain similar yoy backed by economic stimulus despite depressed economic indicators and trade disputes between China and the U.S.
- ✓ Demand in developed countries will show weaker trend due to slow consumption including car purchase, but India, Southeast Asian countries, and emerging markets will show solid growth rate of 6~7% in '19 on continued infrastructure investment

[Steel Demand Outlook] (million tons)

Region	2016	2017	2018(f)	YoY	2019(f)	YoY
US	91.9	97.7	99.9	2.3%	101.2	1.3%
EU	157.6	163.0	166.8	2.2%	169.4	1.7%
China	681.0	736.8	781.0	6.0%	781.0	0.0%
India	83.6	88.7	95.4	7.5%	102.3	7.3%
ASEAN	74.1	71.0	73.7	3.8%	78.3	6.2%
MENA	72.6	71.7	73.7	2.8%	75.3	2.2%
World	1,520	1,595	1,658	3.9%	1,681	1.4%

* World Steel Association(2018.10)

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2018 Earnings Release | January 30, 2019

[Appendix] Domestic Steel Demand Automobile ✓ Production decrease will slow down on slight recovery of domestic demand supported by government policy in ‘19 Production (thousand cars) 4,229 4,115 4,029 3,991 2016 2017 2018 2019(f) Shipbuilding ✓ More new orders of environment-friendly ships will come in this year with the industry recovering for 3 consecutive years New Orders (million GT) 24.0 26.4 19.1 4.4 2016 2016 2018 2019(f) * Clarkson(2019.1), POSRI(2019.1) Construction ✓Construction investment will decline from property market slowness despite SOC budget expansion Construction Investment 10.3% (YoY) 7.6% -4.0% -4.3% 2016 2017 2018 2019(f) * Bank of Korea(2019.1) , POSRI(2019.1) * Korea Automobile Manufacturers Association(2019.1), POSRI(2019.1) (million tons) 2016 2017 2018(e) 2019(f) YoY YoY Nominal Consumption 57.2 56.3 53.2 - 5.6% 53.0 - 0.3% Export 30.8 31.7 30.5 - 3.8% 30.2 - 0.7% Production 74.3 77.1 74.7 - 3.1% 74.4 - 0.4% Import 13.7 10.9 8.9 - 18.1% 8.8 - 1.3% Including Semi-Product 23.7 19.7 15.4 - 22.2% 15.1 - 1.7% * POSRI(2019.1)

[Appendix] Raw Materials Outlook

Iron Ore

2018.4Q	· Increased demand with upcoming environmental control by Chinese government during winter season pushed up the price higher than U$75/ton for a short period · With steel price coming down, 4Q iron ore price marked an average of $72/ton
2019.1Q	**"1Q fine ore price outlook : U$65~72/ton"** · Chinese steel companies' re-stocking demand ahead of Spring Festival will keep the price strong early 1Q, which will be lowered afterwards · 1Q iron ore price is expected at a range of $65~72/ton

Coking Coal

2018.4Q	· While demand maintained strong to prepare for supply delay in 1Q, supply condition in 4Q worsened due to production disruption in some hard coking coal mines and port congestion in Australia · This pushed up the price to move at a range between U$210~230/ton in 4Q
2019.1Q	**"1Q HCC price outlook : U$180~190/ton"** · Price is expected to go weaker and stabilized as spot demand will shrink while steelmakers are finished with inventory build-up, and additional supply volume will grow with Australian port congestion eased · Price could be temporarily shot up on seasonal issue


[Iron Ore Price]
(US$/ton)
86
63
71
66
74
65
67
72
65~72
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q(f)

* 62% Fe IODEX CFR China (Quarterly Average Spot Price)


[Coking Coal Price]
(US$/ton)
285
191
189
204
229
190
188
221
180~190
2017 1Q
2017 2Q
2017 3Q
2017 4Q
2018 1Q
2018 2Q
2018 3Q
2018 4Q
2019 1Q(f)

* Premium LV HCC FOB Australia (Quarterly Price)

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2018 Earnings Release | January 30, 2019

[Appendix] Annual Earnings Trend Recorded highest consolidated earnings since 2010(5.6tn KRW), Continued to enhance group financial structure (trillion KRW) Parent Consolidated 6 5.55 5.47 5.54 4.8 5 4.6 4.3 3.9 3.8 4 3.7 3.1 3.2 3.0 2.9 2.8 2.8 3 2.4 2.6 2.2 2.4 2.2 2 1 0 ‘09 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 (trillion KRW) Parent Consolidated Consolidated (%) Cash Bal(L) Cash Bal(L) Liabilities Ratio(R) 12.0 95.0 10.7 10.0 9.6 8.7 85.0 8.6 7.6 8.0 6.8 7.1 7.3 6.8 6.5 75.0 6.4 6.2 6.0 5.2 4.9 4.3 65.0 3.7 4.0 3.2 3.1 2.5 2.4 55.0 2.0 0.0 45.0 ‘09 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 OP Margin(%) ‘09 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 Parent 11.7 14.7 11.1 7.8 7.3 8.0 8.7 10.8 10.2 12.4 Consolidated 10.5 11.3 7.8 5.7 4.8 4.9 4.1 5.4 7.6 8.5 ‘09 ‘10 ‘11 ‘12 ‘13 ‘14 ‘15 ‘16 ‘17 ‘18 Debt /EBITDA* 1.9 2.5 3.5 4.0 4.6 4.5 4.7 4.1 2.9 2.5 * Debt/EBITDA : Moody’s formula applied since 2006 (Off-balance sheet liabilities included in debt, finance costs included in EBITDA)

[Appendix] Aggregated Earnings by Segment Operating profit improved on domestic and overseas steel, trading segments (billion KRW) Segment Revenue Operating Profit Net Profit 2016 2017 2018 2016 2017 2018 2016 2017 2018 Steel 42,906 47,611 50,421 2,927 3,605 4,513 1,511 2,791 1,268 (+908) Trading 26,420 34,878 38,319 361 423 491 53 113 50 (+68) E & C 7,482 7,286 7,321 -626 289 326 -1,404 24 0.2 Energy 1,751 1,697 1,983 98 185 72 -103 100 -38 I C T 882 956 934 53 57 41 29 42 -34 Chemicals/ 2,444 2,631 3,281 128 139 210 49 91 89 Materials, etc. (+71) Total 81,885 95,059 102,259 2,941 4,698 5,653 135 3,161 1,335